Exhibit 99.1

JUST ENERGY GROUP INC. (THE “CORPORATION”)

Annual and Special Meeting of the holder(s) of Common Shares of the Corporation.

June 26, 2013

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

General and Special Business		Outcome of Vote by Proxy
1. The election of the nine nominees as directors of the Corporation for the ensuing year:		Carried: (all directors elected)

John A. Brussa	For: 52,023,183	Withheld: 11,008,513
Ken Hartwick	For: 55,128,482	Withheld: 8,001,294
Gordon D. Giffin	For: 55,128,482	Withheld: 7,903,214
Michael J.L. Kirby	For: 61,519,175	Withheld: 1,512,522
Rebecca MacDonald	For: 60,772,662	Withheld: 2,259,035
Brett A. Perlman	For: 62,000,640	Withheld: 1,031,057
George Sladoje	For: 62,107,740	Withheld: 923,956
Hugh D. Segal	For: 61,993,568	Withheld: 1,038,128
William F. Weld	For: 62,026,477	Withheld: 1,005,219
2. The appointment of Ernst & Young LLP, Chartered Accountants, as Auditors of the Corporation and to authorize the directors of the Corporation to fix their remuneration in that capacity.	Carried For: 81,100,034 Withheld: 658,082

3. Approval of an ordinary resolution approving the Corporation’s approach to Executive Compensation as more fully described in the Information Circular.	Carried For: 60,814,627 and 96.48% Against: 2,217,064 and 3.52%
4. Approval of an ordinary resolution approving the Corporation’s Shareholder Rights Plan as more fully described in the Information Circular.	Carried: For: 61,638,054 and 97.79% Against: 1,393,641 and 2.21%
5. Approval of an ordinary resolution approving the Corporation’s Performance Bonus Incentive Plan as more fully described in the Information Circular.	Carried: For: 44,687,131 and 70.90% Against: 18,344,564 and 29.10%
6. Approval of an ordinary resolution approving amendments to the DSG Plan as more fully described in the Information Circular.	Carried: For: 60,174,528 and 95.47% Against: 2,855,665 and 4.53%
7. Approval of an ordinary resolution approving amendments to the RSG Plan as more fully described in the Information Circular. 8.	RESOLUTION WITHDRAWN Carried: For: 44,412,251 and 70.46% Against: 18,619,443 and 29.54%